

Mail Stop 4631

September 17, 2009

Mr. Shawn K. Poe
Ply Gem Holdings, Inc.
5020 Weston Parkway
Suite 400
Cary, North Carolina 15713

> **RE: Ply Gem Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File #333-114041**

Dear Mr. Poe:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis, page 24
Critical Accounting Policies, page 25
Asset Impairment, page 26

1. Please tell us and clarify in future filings the level at which you test long-lived assets for impairment. Please provide us and disclose in future filings a quantified description of the material assumptions you used and the sensitivity of those assumptions to determine the undiscounted cash flows of your ling-lived assets. To the extent that the carrying value of a long-lived asset is not materially different from its undiscounted cash flows or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those assets, including their carrying value. Also, please help us better understand the facts and circumstances that initially resulted in an indefinite life for tradenames but have now resulted in a useful life of 14 years.

Goodwill Impairment, page 26

2. Please provide us supplementally, and disclose in future filings, the following information under Critical Accounting Policies.
   - Describe the reporting units at which you test goodwill for impairment and address any changes in those units or goodwill allocations during the periods presented due to restructuring activities, acquisitions, etc.
   - We note from your financial statement footnote that you equally use the income and market valuation methodologies in determining the fair value of your reporting units.
     - o Please disclose your basis for utilizing these methodologies, including a description of and the assumed benefits of a valuation prepared under each method, and why management selected each applicable method as being meaningful for preparing your goodwill impairment analysis.
     - o Please disclose how you weight each method and how you determined the weight for each method. To the extent that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the impact on fair value if you weighted the methods differently.
   - For each methodology, please provide a quantified description of the material assumptions used and the sensitivity of those assumptions in determining fair value. For example, changes in the discount rates, cash flow projections, operating margins, and market multiples may have a significant impact on your determination of fair value.

- To the extent that the carrying value of a reporting unit is not materially different from its estimated fair value or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address that reporting unit, including the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.
- Please confirm, and clarify in future filings, that you use the two-step method to determine goodwill impairment as required by SFAS 142.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Income Taxes, page 27

3. Please provide us and disclose in future filings a description of the material assumptions you used and to determine that realization of your deferred tax assets is more likely than not. To the extent applicable, please address any material differences in the assumptions you used in this analysis relative to the assumptions you used to determine impairments of long-lived assets and goodwill.

Results of Operations, page 27

4. Please modify your discussion of segment results of operations in future filings to quantify the significant factors that impact your results, particularly when such factors have an offsetting impact. For example, a quantification of changes in price, unit sales volumes, market share, raw material and freight costs, reorganization or integration costs, and the impact of acquisitions may better assist the users of your financial statements analyze your results as seen "through the eyes of management." See Sections I.B and III of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Liquidity and Capital Resources, page 33

5. Please expand your liquidity disclosures in future filings to discuss the underlying reasons for changes in your operating, investing, and financing cash flows. This analysis should assist the users of your financial statements to understand trends and uncertainties related to your cash flows as well as how the cash requirements fit into your overall business plan, focusing on what resources are available to satisfy those cash requirements. See Section IV of Release No. 33-8350.

6. Please provide us and revise future filings to disclose and discuss the specific terms of each material debt covenant in your loan agreements, including your credit facility and notes. Your disclosures should include actual ratios/amounts for

each period and the most restrictive required ratios/amounts. Your disclosures should also address the risks and potential consequences of not complying with your debt covenants. Such disclosures may help the users of your financial statements understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 39
Note 3. Impairment, page 53

7. Please expand your disclosures in future filings to describe the specific facts, circumstances, and changed assumptions that led to the goodwill impairments that you recorded during 2008 in accordance with paragraph 47 of SFAS 142.

Note 9. Commitments and Contingencies, page 62

8. In future filings, please provide a roll-forward of the warranty liability for each period you present a statement of operations.

9. We note your disclosures related to other contingencies. Please be advised that if there are any contingencies for which a material loss is reasonably possible, you should revise future filings to address the specific nature of the contingency and the amount of the potential loss. If applicable, please provide us your proposed disclosures supplementally.

Exhibit 32

10. Please explain to us why your officers furnished Section 906 certifications in the Form 10-K for the fiscal year ended December 31, 2008, but not in subsequent Forms 10-Q.

FORM 8-K FILED ON AUGUST 14, 2009

11. Please refile your Form 8-K dated August 14, 2009 as an amendment to designate it as an Item 4.02 Form 8-K on EDGAR.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief